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December 21, 2017

VIA EDGAR AND FEDERAL EXPRESS

Ms. Tiffany Piland Posil

Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Advanced Accelerator Applications S.A. Schedule TO-T Filed December 7, 2017, by Novartis Groupe France S.A. and Novartis AG File No. 005-89192

Dear Ms. Posil:

On behalf of our client, Novartis AG (the “Company”), and its wholly-owned subsidiary, Novartis Groupe France S.A. (“Purchaser”), we hereby acknowledge receipt of the Securities and Exchange Commission (“SEC”) comment letter dated December 15, 2017 (the “Comment Letter”), from the staff of the SEC (the “Staff”) concerning the above captioned Schedule TO-T (the “Schedule TO-T”).

We submit this letter in response to the Comment Letter on behalf of the Company and Purchaser (this “Letter”). For ease of reference, we have reproduced the text of each of the Staff’s comments in bold-face type below, followed by the responses of the Company and Purchaser. Unless otherwise noted, page number references herein refer to Exhibit (a)(1)(A) to the Schedule TO-T, the Offer to Purchase.

The Company and Purchaser have today filed, via EDGAR, an amendment to Schedule TO-T (“Amendment No. 1”) along with this Letter. To assist the Staff in reviewing Amendment No. 1, we have enclosed three copies of Amendment No. 1.

Responses To Staff Comments

Exhibit 99(A)(1)(A): Offer to Purchase

General

1.              Disclosure indicates that Parent and Purchaser are unable to implement a squeeze-out of minority shareholders following completion of the Offer under French law. Please explain how the rights of minority shareholders will differ after completion of the Offer, including their ability to participate in corporate governance matters.

Response: In response to the Staff’s comment, the Company and Purchaser have revised the disclosures under the caption “Squeeze-out of Minority Holders” on page 35 of the Offer to Purchase.

2.              Please disclose any restrictions under local law on your ability to control or fully integrate AAA if you own less than all of its securities after the Offer. If applicable, discuss any relevant ownership thresholds significant under foreign law.

Response: In response to the Staff’s comment, the Company and Purchaser have revised the disclosures under the caption “Squeeze-out of Minority Holders” on page 35 of the Offer to Purchase.

Certain Information Concerning AAA, page 36

3.              We note the statement that you assume no responsibility for the accuracy of the information concerning AAA. It is inappropriate to disclaim responsibility for your disclosure. Please revise accordingly.

Response: The Staff’s comment has been noted, and the Company and Purchaser have revised the disclosures on page 36 of the Offer to Purchase. Specifically, the second full sentence of the first paragraph under the caption “Certain Information Concerning AAA” has been deleted.

Source and Amount of Funds, page 65

4.              Please provide the disclosure required by Item 1007(d) of Regulation M-A.

Response: In response to the Staff’s comment, the Company and Purchaser have revised the disclosures under the caption “Source and Amount of Funds” on page 65 of the Offer to Purchase.

Conditions of the Offer, page 66

5.              Disclosure indicates that you intend to determine whether conditions are satisfied as of the time “immediately prior to acceptance for payment of any Company Shares.” All conditions, except those relating to regulatory approval, must be satisfied or waived as of the expiration of the offer. Please revise accordingly.

Response: In response to the Staff’s comment, the Company and Purchaser have revised the disclosures under the caption “Conditions of the Offer” on page 66 of the Offer to Purchase.

* * * * *

The Company and Purchaser have directed me to acknowledge, on their behalf, that:

•                  the Company and Purchaser are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•                  the Company and Purchaser may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company and Purchaser acknowledge that the Staff may have additional comments after reviewing Amendment No. 1 and this letter. In light of the type and amount of additional information contained in Amendment No. 1, the Company and Purchaser do not propose to print or mail a supplement to the Offer to Purchase.

We appreciate your assistance in reviewing this Letter. Please direct questions or comments regarding this filing to me at (212) 848-4536.

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Yours sincerely,

/s/ George Karafotias

George Karafotias

cc:	Jonathan Emery, Novartis Groupe France S.A. and Novartis AG Augusto Lima, Novartis Groupe France S.A. and Novartis AG Benjamin Brod, Novartis Groupe France S.A. and Novartis AG

[Signature Page — Company Response Letter]